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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	First Reserve Corporation		Superior Energy Services, Inc. ("SPN")
	411 W. Putnam Avenue, Suite 109	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			November 4, 2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Greenwich, CT 06830 (City) (State) (Zip)		☐	Director	☒	10% Owner		☐ Form filed by One Reporting Person
			☐	Officer (give title below)				☒ Form filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		11/4/02				C			20,000	A	$5.75				I		(1)

	Common Stock		11/4/02				S			20,000	D	$8.05510				I		(1)

														17,949,627 (2)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Common Stock Options		$5.75		11/4/02				C				20,000

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	7/15/99	12/14/02		Common	20,000				70,000 (3)		(1)		(1)

Explanation of Responses:

(1) This Form 4 is being filed on behalf of First Reserve Corporation, First Reserve GP VII, L.P. ("GP VII"), First Reserve GP VIII, L.P. ("GP VIII"), First Reserve Fund VII, Limited Partnership ("Fund VII"), and First Reserve Fund VIII, L.P. ("Fund VIII"), (collectively, the "Fund Entities"). The options reported were granted to William E. Macaulay, the Chief Executive Officer of First Reserve Corporation. The Fund Entities are entitled to a portion of the profits from any option exercise, and therefore share beneficial ownership of the options. Mr. Macaulay disclaims any beneficial ownership of securities of the Issuer held by the Fund Entities. Each of Fund VII and GP VII disclaim beneficial ownership of shares held of record by Fund VIII, and each of Fund VIII and GP VIII disclaim beneficial ownership of shares held of record by Fund VII.

(2) Includes 10,769,777 shares held by Fund VII, and 7,179,850 shares held by Fund VIII.

(3) As a result of the transaction reported on this Form 4, Mr. Macaulay is the record holder of 10,000 common stock options. As of November 7, 2002, the Fund Entities beneficially own an aggregate of 70,000 common stock options based on prior option grants to Mr. Macaulay, Mr. Ben A. Guill and Mr. Joseph R. Edwards.

(4) First Reserve Corporation is signing for itself, as the designated filer, as well as in the capacity of general partner of GP VII and GP VIII. GP VII and GP VIII are signing for Fund VII and Fund VIII, respectively, as their general partners. All reporting persons have the same address as First Reserve Corporation.

Thomas R. Denison (4)	November 7, 2002
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.